UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Prospect Capital Corporation

__________________________________________________________________________________

(Name of Issuer)

Common Stock, par value $ 0.001 per share

__________________________________________________________________________________

(Title of Class of Securities)

74348T102

__________________________________________________________________________________

(CUSIP Number)

John F. Barry III

10 East 40th Street, 44th Floor

New York, NY 10016

212-448-1858

__________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 10, 2017

__________________________________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74348T102
1. Names of Reporting Persons.
John F. Barry III

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
BK, PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
43,687,445

8. Shared Voting Power
151,194

9. Sole Dispositive Power
43,687,445

10. Shared Dispositive Power
151,194

11. Aggregate Amount Beneficially Owned by Each Reporting Person
43,838,639
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)
12.16%
14. Type of Reporting Person
IN

The Reporting Persons are filing this Amendment No. 1 to the Schedule 13D to report changes to the disclosure contained in the original Schedule 13D filed by the Reporting Persons on February 29, 2016 (the “Original Schedule 13D”). Except as expressly set forth herein, there have been no changes in the information set forth in the Original Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

From November 10, 2017 to November 17, 2017, 19,463,915 Shares were acquired using cash on hand through the John and Daria Barry Foundation (the "Foundation"). 141,797 Shares were acquired through an IRA account controlled by John F. Barry III (the "John F. Barry III IRA"). 151,194 Shares were acquired through an IRA account controlled by Daria Barry (the "Daria Barry IRA").

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 360,394,335 outstanding Shares as of November 7, 2017, as reported in the Issuer’s Form 10-Q filed on November 8, 2017. Mr. Barry has sole voting and dispositive power over the 43,687,445 Shares held by him directly and through the Foundation as of November 17, 2017. Mr. Barry has shared voting and dispositive power over the 151,194 shares acquired through the Daria Barry IRA.

(c) The following table sets forth all other transactions with respect to Shares effected during the past sixty days by Mr. Barry. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Date of Transaction	Purchaser	Amount of Securities	Weighted Average Price per Share	Type
11/17/2017	Foundation	144,700.00	$6.878	Purchase
11/17/2017	Foundation	150,185.00	$6.821	Purchase
11/17/2017	Foundation	1,649,815.00	$6.906	Purchase
11/17/2017	Foundation	550,000.00	$6.925	Purchase
11/16/2017	Foundation	2,505,315.00	$6.627	Purchase
11/16/2017	Foundation	2,494,685.00	$6.812	Purchase
11/15/2017	Foundation	500,000.00	$6.483	Purchase
11/15/2017	Foundation	3,500,000.00	$6.391	Purchase
11/14/2017	Foundation	2,720,000.00	$6.174	Purchase
11/13/2017	Foundation	267,800.00	$6.044	Purchase
11/13/2017	Foundation	2,012,200.00	$5.990	Purchase
11/10/2017	Foundation	416,024.00	$5.733	Purchase
11/10/2017	Foundation	691,014.00	$5.841	Purchase
11/10/2017	Foundation	590,276.00	$5.975	Purchase
11/10/2017	Foundation	371,901.00	$6.009	Purchase
11/10/2017	Foundation	400,000.00	$6.027	Purchase
11/10/2017	Foundation	500,000.00	$6.033	Purchase
11/10/2017	John F. Barry III IRA	141,797.00	$5.710	Purchase
11/10/2017	Daria Barry IRA	151,194.00	$5.710	Purchase
10/19/2017	N/A	62.610	$6.291	Dividend
10/19/2017	N/A	1,569.543	$6.291	Dividend
10/19/2017	N/A	2,097.272	$6.291	Dividend
9/23/2017	N/A	2,006.916	$6.750	Dividend
9/23/2017	N/A	2,681.703	$6.750	Dividend

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	November 20, 2017

By:	/s/ John F. Barry III
Name:	John F. Barry III